

September 26, 2014

Via E-mail
Mr. Anthony A. Vasconcellos
Chief Financial Officer
The Hillman Companies, Inc.
10590 Hamilton Avenue
Cincinnati, OH 45231

> **RE:** **The Hillman Companies, Inc.**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed March 28, 2014**
> **Form 10-Q for the Quarter Ended June 30, 2014**
> **Filed August 14, 2014**
> **File No. 1-13293**

Dear Mr. Vasconcellos:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Results of Operations, page 25

2. Your risk factor on page 11 indicates that you are exposed to foreign currency risk such that your earnings could be negatively impacted. You also indicate on page 26 that the Company is sensitive to inflation or deflation present in the economies of the United States and foreign suppliers located primarily in Taiwan and China. Unfavorable exchange rate fluctuations have increased the costs for many of your products and you took pricing action in 2011 and 2012 in an attempt to offset a portion of the product cost increases. Please fully expand your discussion of results of operations to separately quantify for each period presented the amount of the change in revenues and expenses resulting from these issues.

3. Please enhance your discussion of results of operations by also separately discussing in detail the business reasons for the changes between periods in your revenues and expenses line items of each of your segments. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. See Item 303(a)(3) of Regulation S-K.

Critical Accounting Policies and Estimates, page 35

General

4. We note certain assumptions and estimates are identified throughout your discussion of critical accounting policies. The critical accounting policies discussion should describe how these estimates and related assumptions were derived, how accurate those estimates/assumptions have been in the past, and whether the estimates/assumptions are reasonably likely to change in the future. You should provide quantitative as well as qualitative information when information is reasonably available. Tell us what consideration you gave to providing these disclosures for each of the accounting policies described.

Goodwill and Other Intangible Assets, page 36

5. Your critical accounting policy discussion of goodwill and other intangible assets merely duplicates your footnote disclosure on page 51. Please revise this section to provide an analysis of your goodwill and other intangible assets accounting policies and the significant underlying estimates that supplements, but does not duplicate, the description of accounting policies in the notes to your financial statements and provides greater insight into the quality and variability of information regarding your impairment test of these assets. Specifically, you should provide the following information:

- Clarify the number of reporting units identified for impairment testing and how they were determined (e.g., operating segments or components) and how goodwill is assigned to reporting units;
- If you aggregate more than one component into a single reporting unit, provide the specific facts and circumstances supporting a conclusion that aggregation is appropriate;
- Clarify whether the optional qualitative assessment was performed for any reporting units;
- Please disclose whether or not your reporting units' fair value is substantially in excess of its reporting unit. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:
  - Identify the reporting unit;
  - The percentage by which fair value exceeds the carrying value as of the most recent step-one test;
  - The amount of goodwill;
  - A description of the assumptions that drive the estimated fair value;
  - A discussion of the uncertainty associated with the key assumptions; and
  - A discussion of any potential events and/or circumstances that could have a negative effect on the estimated fair value.

Item 8 – Financial Statements and Supplementary Data, page 41

General

6. You include disclosure on pages 8, 49 and 80 regarding customers who represent more than ten percent of your revenues. Please also disclose the identity of the segment(s) that reports the revenues derived from your customers who represent more than ten percent of your revenues for each period presented. See ASC 280-10-50-42.

Note 2. Summary of Significant Accounting Policies, page 50

Revenue Recognition, page 53

7. You indicate throughout the filing that you support your product sales with value added services including design and installation of merchandising systems and maintenance of appropriate in-store inventory levels. With reference to ASC 605-25-25, please tell us whether your arrangements contain multiple elements and, if so, how your revenue recognition policy disclosures address these arrangements.

Note 4. Acquisitions, page 56

8. Please disclose the amounts of revenue and earnings of H. Paulin & Co., Limited since the acquisition date of February 19, 2013 that are included in your statements of comprehensive loss. Refer to FASB ASC 805-10-50-2(h)(1).

Form 10-Q for the Quarter Ended June 30, 2014

General

9. Please address the above comments in your interim financial statements to the extent they are applicable.

Statement of Cash Flows, page 7

10. Please explain the nature of the $727,345 purchase of predecessor equity securities reflected in your cash flows from investing activities as well as your $542,929 proceeds from sale of successor equity securities and your basis for including these items in your statement of cash flows.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief